

16013053

TED STATES
SEC Mail Processing Section
ND EXCHANGE COMMISSION
FEB 29 2016
Washington, D.C. 20549
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47499

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Athene Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2121 Rosecrans Avenue, Suite 5300
(No. and Street)

El Segundo (City) CA (State) 90245 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Batterson 515-342-4616
(Area Code ? Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name ? of individual, state last, first, middle name)

699 Walnut Street (Address) Des Moines (City) IA (State) 50309 (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chad Batterson, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Athene Securities, LLC, as of December 31, 2015, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



NOTARIAL SEAL
IOWA
STEPHANIE KIDDER
COMMISSION NO. 767168
MY COMMISSION EXPIRES
MARCH 15, 2017

Notary Public

Signature

President and Chief Compliance Officer
Athene Securities, LLC
Title

This report** contains (check all applicable boxes):

- (X) (a) Facing page.
- (X) (b) Statement of Financial Condition.
- (X) (c) Statement of Income (Loss).
- (X) (d) Statement of Changes in Financial Condition.
- (X) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (X) (g) Computation of Net Capital.
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- ( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (X) (l) An Oath or Affirmation.
- ( ) (m) A copy of the SIPC Supplemental Report.
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Athene Securities, LLC
Index
December 31, 2015



Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Management
of Athene Securities, LLC:

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended present fairly, in all material respects, the financial position of Athene Securities, LLC at December 31, 2015 and the results of its operations and its cash flows for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 26, 2016

PricewaterhouseCoopers LLP, 699 Walnut Street Suite 1300, Des Moines, IA 50309
T: (515) 246 3800, F: (515) 246 3811, www.pwc.com/us

Athene Securities, LLC
Statement of Financial Condition
December 31, 2015

Assets		
Cash and cash equivalents	$	54,628
Prepaid expenses		8,285
Amounts due from affiliate		455
Total assets	$	63,368
Liabilities and stockholder's equity		
Total liabilities	$	—
Stockholder's equity		
Common stock, no par value		
Authorized, issued, and outstanding – 100 shares		5,000
Additional paid-in capital		1,833,075
Accumulated deficit		(1,774,707)
Total stockholder's equity		63,368
Total liabilities and stockholder's equity	$	63,368

The accompanying notes are an integral part of these financial statements.

Athene Securities, LLC
Statement of Income
Year Ended December 31, 2015

Revenues		
Commission revenue	$	96,541
Concession revenue		12,845
Interest income		142,245
Realized gains and losses, net		(82,986)
Total revenue	$	168,645
Expenses		
Commission expense		96,541
Salaries and facilities		76,350
FINRA fees		29,322
Other operating expenses		15,478
Total expenses	$	217,691
Net loss	$	(49,046)

The accompanying notes are an integral part of these financial statements.

Athene Securities, LLC
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2015

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2015	$ 5,000	$ 9,243,366	$ (1,725,661)	$ 7,522,705
Net loss	—	—	(49,046)	(49,046)
Return of capital to parent	—	(7,410,291)	—	(7,410,291)
Balance at December 31, 2015	$ 5,000	$ 1,833,075	$ (1,774,707)	$ 63,368

The accompanying notes are an integral part of these financial statements.

Athene Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2015

Operating activities		
Net loss	$	(49,046)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Realized gains and losses, net		82,986
Accretion of bond discount		(2,968)
Maturity of fixed maturity security		1,000,000
Change in:		
Amounts due from affiliate		(148)
Accrued expenses		(17,053)
Amounts due to affiliate		(49,891)
Prepaid expenses		(8,285)
Other assets		(26,901)
Net cash used in operating activities		928,694
Financing activities		
Return of capital to parent		(3,940,324)
Net cash used in financing activities		(3,940,324)
Net decrease in cash		(3,011,630)
Cash and cash equivalents at beginning of year		3,066,258
Cash and cash equivalents at end of year	$	54,628

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation
Athene Securities, LLC (the Company) is a wholly owned subsidiary of Athene Annuity and Life Company (AAIA), an indirect wholly owned subsidiary of Athene Holding Limited. The Company serves as a principal underwriter/distributor for existing variable annuity insurance products of AAIA. New variable annuity insurance product sales were discontinued in 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA).

Adopted Accounting Pronouncements
Discontinued Operations (ASU 2014-08)
The FASB issued guidance that changed the criteria related to reporting discontinued operations and introduces new disclosures. We adopted this standard effective January 1, 2015, and the adoption did not have a material impact to our financial statements.

Recent Accounting Pronouncements
Revenue Recognition (ASU 2015-14 and ASU 2014-09)
The FASB issued guidance that indicates an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard will be effective for us beginning January 1, 2019. We are currently evaluating the impact of this guidance on our financial statements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Fixed Maturity Securities
The Company carried fixed maturity securities at fair value on its Statement of Financial Condition, classified as trading securities. Unrealized gains and losses in fair value from period to period, as well as realized gains and losses on disposals, were reported as realized and unrealized gains and losses on investments within the Statement of Income. See *Note2 - Fixed Maturity Securities* for further information.

Broker Dealer Commission Revenue and Expense
AAIA pays commission expenses to third-party broker dealers on behalf of the Company. Based on the amount of payments made by AAIA, the Company records broker dealer commission revenue and offsetting broker dealer commission expense to reflect the receipt and payment of these amounts on its behalf.

Concession Revenue
Concession revenue is earned and recognized by the Company as the variable annuity premiums are recognized by AAIA. Concession revenue is calculated by taking a specific percentage of all AAIA variable annuity premiums and represents compensation for policy administration.

Operating Expenses
Operating expenses, such as software licensing fees and broker dealer bond insurance premiums, are related to operating activities of the Company and are intended to keep the entity in its good standing. These expenses are prepaid and incurred in the period to which they relate.

Income Taxes
The Company is disregarded as a separate taxable entity. Consequently, liability for income tax expense is the responsibility of the Company's owner.

2. Fixed Maturity Securities

During the year ended December 31, 2015, the Company executed a return of capital to AAIA of $7,410,291, consisting of its previously held fixed maturity securities of $3,408,848, accrued interest income of $61,119, and cash of $3,940,324. These securities and corresponding accrued interest were distributed at carrying value resulting in no gain or loss from the transfer. This transfer of bonds and accrued interest is a non-cash financing activity in the Statement of Cash Flows. As of December 31, 2015, the Company holds no fixed maturity securities.

3. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital and its ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had no outstanding debt and had net capital of $54,628, which was $49,628 in excess of its required net capital of $5,000. The net capital rules may effectively restrict the payment of dividends.

4. Related-Party Matters

The Company has a service agreement in place with Athene Asset Management LLC (AAM), a related party of the Company through an indirect relationship with Apollo Global Management. Under the terms of the agreement, the Company was charged for the use of facilities, services, and personnel of its related party in the course of serving as a broker-dealer. Personnel costs totaling $57,750, storage costs totaling $9,600, building and facility costs totaling $5,500, service costs totaling $2,500, and supplies and printing costs totaling $1,000, were charged to the Company in 2015 under the terms of the agreement. These amounts have been recognized as salaries and facilities expense within the Statement of Income. All other expenses not directly attributable to the operations of the Company are paid by AAIA and are excluded from these financial statements.

The Company has entered into an agreement with Athene USA Corporation (AUSA), an upstream parent of the Company, whereby AUSA has agreed to provide any necessary support required for the Company to meet its minimum regulatory requirements as well as its ongoing obligations. AUSA will provide such support for at least twelve months from the date of the issuance of the financial statements of the Company for the year ending December 31, 2016.

5. Subsequent Events

On January 4, 2016, Athene Securities entered into a new expense sharing agreement with Athene Employee Services, LLC (AES), an affiliate of the Company, replacing the expense sharing agreement that was previously in place with AAM. Under the terms of the new agreement, the Company will continue to be charged for the use of facilities, services, and personnel. Personnel costs totaling $30,000, storage costs totaling $4,000, building and facility costs totaling $4,000, service costs totaling $1,000, and supplies and printing costs totaling $1,000, will be charged to the Company in 2016 under the terms of the new agreement.

Supporting Schedule

Athene Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015 — Schedule I

1	Total ownership equity from statement of financial condition	$ 63,368
2	Deduct ownership equity not allowable for net capital	—
3	Total ownership equity qualified for net capital	63,368
4	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	—
	B. Other deductions or allowable credits	—
5	Total capital and allowable subordinated liabilities	63,368
6	Deductions and/or charges:	
	A. Total nonallowable assets from statement of financial condition	(8,740)
7	Other additions and/or allowable credits:	
	Deferred tax on unrealized appreciation of investments	—
8	Net capital before haircuts on securities positions	54,628
9	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):	
	A. Contractual securities commitments	
	B. Subordinated securities borrowings	
	C. Trading and investment securities:	
	1. Bankers' acceptances, certificates of deposit, and commercial paper	
	2. U.S. and Canadian government obligations	
	3. State and municipal government obligations	
	4. Corporate obligations	
	5. Stocks and warrants	
	6. Options	
	7. Arbitrage	
	8. Other securities	
	D. Undue concentration	
	E. Other	
10	Net capital	$ 54,628

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited amended FOCUS Report, Part IIA Form X-17a-5 as of December 31, 2015.

Athene Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015 **Schedule I (continued)**

	Computation of basic net capital requirement		—
11	Minimum net capital required (6-2/3% of line 19)		
12	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
13	Net capital requirement (greater of line 11 or 12)		5,000
14	Excess net capital (line 10 less 13)		49,628
15	Net capital less greater of 10% of line 19 or 120% of line 12		48,628
	Computation of aggregate indebtedness		
16	Total A.I. liabilities from statement of financial condition	$	—
17	Add:		
	A. Drafts for immediate credit		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		
	C. Other unrecorded amounts		
18	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-19(c)(1)(vii))		
19	Total aggregate indebtedness	$	—
20	Percentage of indebtedness to net capital (line 19 / line 10)		—%
21	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		—%

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited amended FOCUS Report, Part IIA Form X-17a-5 as of December 31, 2015.